Exhibit 99.3

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Principal Accounting Fees and Services” in this Annual Report (“Form 40-F”) of Central Fund of Canada Limited for the year ended October 31, 2016 being filed with the United States Securities and Exchange Commission, and to the use in this Form 40-F of our reports dated December 5, 2016, with respect to the financial statements of Central Fund of Canada Limited and the effectiveness of internal control over financial reporting of Central Fund of Canada Limited.

Toronto, Canada	/s/ Ernst & Young LLP
December 8, 2016	Chartered Professional Accountants
Licensed Public Accountants